SICHENZIA ROSS FRIEDMAN FERENCE LLP
                           1065 AVENUE OF THE AMERICAS
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                               (212) 930-9725 FAX


November 18, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         Attn:    Cecilia D. Blye, Chief
                  Office of Global Security Risk

                  Jack Guggenheim, Esq.

         Re:      China Health Holding, Inc.
                  10-KSB for the Fiscal Year Ended December 31, 2004 10-QSB for the Fiscal Quarnter Ended June 30, 2005 File No. 333-119034

Ladies and Gentlemen:

     The following response address the comment of the reviewing Staff of the Commission as set forth in a comment letter dated November 3, 2005 (the "Comment Letter") relating to the Annual Report on Form 10-KSB for the year ended December 31, 2004 and the Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 of China Health Holding, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number. On behalf of the Company, we respond as follows.

General
-------

1. We note that on pages 9 of your 10-QSB filed August 15, 2005, for the quarterly period ended June 30, 2005, you state that you have entered into two licensing agreements on March 9, 2004, with Hotway Nutraceutical Canada, Co. Ltd. The first agreement granted licenses to 19 cordyceps products and the second agreement granted licenses to De-Daibe and Depressor Herbs neutraceutical products. Both agreements cover a number of countries, including Iran. In light of the fact that Iran has been identified by the U.S. State Department as a state sponsor of terrorism and is subject to economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control, please describe for us the extent of your past, current and anticipated contacts, or intended contacts, directly or indirectly, with Iran; the materiality to you of your contacts; or intended contacts, with Iran, and your view as to whether those contacts constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact

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Securities and Exchange Commission
November 18, 2005
Page 2 of 2


     of corporate activities upon a company's reputation and share value. In this regard, we note that legislation requiring divestment from, or reporting of interests in, companies that do business with countries designated as state sponsors of terrorism has recently been adopted by Arizona and Louisiana.

     Response
     --------

     The Company has no past, current or intended, communications, personal contacts or contracts, directly or indirectly, of any nature whatsoever including through licensees or intermediaries, with Iran and/or with entities in Iran. Thirty three (33) countries were listed in each of the license agreements. Iran was included simply as part of the process to compile a list including all countries in the geographical territories licensed to Hotway Neutraceutical Canada, Co. Ltd. ("Hotway"). The Company is presently and will at all times in the future be fully compliant with all US Government regulations dealing with export restrictions. As a result of Hotway's non-compliance with the license agreements, the Company has terminated the license agreements. In the future, the Company will ensure that all international license agreements indicate that any country that has been identified by the U.S. State Department as a state sponsor of terrorism or is subject to economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control, or is in any other way proscribed by the United States, will not be a territory under such license agreements until such time as that country has been removed from such list of state sponsors of terrorism or any other restricted list and is not subject to economic sanctions by the U.S. Treasury Department's Office of Foreign Assets Control.

     We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                                 Very truly yours,

                                                /s/ Richard A. Friedman
                                                -----------------------
                                                Richard A. Friedman, Esq.